Metric Medical Devices, Inc.



ANNUAL REPORT

846 Silver Springs

Helotes, TX 78063

0

http://metricmd.com/

This Annual Report is dated April 17, 2024.

BUSINESS

Metric Medical Devices, Inc. ("Metric" or the "Company") is a C-corporation formed on April 13, 2009, under the laws of the state of Texas. Metric services patients with orthopaedic foot, ankle, and hand with bone fixation implants and devices that fixate fractures and correct deformities. Metric develops, manufactures, patents, obtains FDA approval, and sells to hospital and surgery centers products for physicians' surgical use.

Metric invoices its hospital customers and pays a commission to independent orthopaedic sales representatives on each sale.

We target the orhopaedic, plastic, and podiatric surgeon treating the foot, ankle, and hand.

The Company's founders have been granted 13 utility patents from the USPTO for orthopaedic surgically-implanted devices and 11 utility patent applications pending with the USPTO. Metric's founders have granted an exclusive, worldwide license to the Company for use in its business operations.

Previous Offerings

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $2,953,732.00
Number of Securities Sold: 2,657,381
Use of proceeds: SuperSTEP(tm) and Super Scaffold product development and clinical evaluations, operations, sales and marketing
Date: May 31, 2022
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $975,829, up compared to fiscal year 2021 revenue of $914,663. Beginning to recover from the Covid-19 Pandemic that was a significant factor in Metric's and the industry's stalled growth.

Due to Covid, hospitals had staffing shortages and equipment and supply delays thus facilities often could not support the elective surgery procedures of the hand, foot, and ankle.

Though the market has not returned a significant backlog for foot, ankle, and hand surgery is anticipated, the baby boomer market is still growing and industry leaders expect the market to return by late 2023 with an extraordinary increase in demand due to a large number of deferred surgeries.

As a result, more focus was placed on the completion of clinical evaluations of two new products SuperSTEP(TM) and Super Scaffold(TM) so that when the market returns Metric will have a full line of shape-changing bone fixation products.

Total Expenses

Total Expenses in 2022 were $1,469,698 and in 2021 were $1,413,407 effectively remaining constant.

Cost of Goods

2022 cost of goods (9.3%) decreased by 1.6% compared to 2021 (10.9%) due to manufacturing efficiencies.

This improved performance is expected to continue with growing sales and eventually level out at about an 8% COG.

Patent Expenses grew 42% in 2022 over 2021 due to the issuance and filing of more patents.

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect once sales and marketing of Metric's products are funded.

Present sales levels are limited by two staff assigned to sales and one to marketing and the majority of the firm is involved in engineering, product development, manufacturing, and quality.

Companies in this market are expected to experience sales growth in multiples in the early years and double-digit growth thereafter.

Value creation based on a multiple of sales is important to Corporate acquisition offers. Companies in this space often continue to raise funds to drive sales and corporate value so profitable operations prior to the acquisition of the company is achievable but for strategic reasons may never occur.

Primary expenses are sales (independent representative commission and staff travel and salaries), marketing (conventions, brochures, demo products and training), and inventory.

Funding has been obtained through approximately $11.4M in sales, $8.3M in equity purchases, and $2.3M in Royalty Debt. This Royalty Debt is paid from a portion of sales and depending on the date of issuance has a remaining term of 3 to 9 years. Two Payroll Protection Plan (PPP) loans totaling $264,750 were received and now have been forgiven providing Metric with non-dilutive capital.

Metric has applied or will be applying for an Employee Retained Tax Credit (ERTC) of approximately $187k of which is expected to be paid by the IRS to Metric over the next 12 months. Again, these Covid relief funds provide Metric with non-dilutive capital.

Metric plans to continue to work with Startengine investors to raise additional funds in 2022-2023 and an additional $5M in 2023-2024 to properly fund sales and continue product development. Metric anticipates its sales to provide a substantial amount of its growth capital as it has done during the initial use and sales of its products.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $72,737.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Twenty investments from 13 of Metric's shareholders

Amount Owed: $2,288,811.36
Interest Rate: 10.0%
Maturity Date: November 02, 2025
The maturity date listed is the first of 20 debt investments to reach 10 years. The amount owed is on this first loan is $50,000 plus accrued interest. Maturity dates occur as late as 2032-4-29 and the other maturity dates are sprinkled in-between these two dates. This debt is serviced though paying each quarter a percentage of sales. Debt is unsecured. The amount owed is as of 9/30/2022.

Creditor: Nancy R. Fox
Amount Owed: $100,000.00
Interest Rate: 5.0%
Maturity Date: October 05, 2023
This is a secured revolving line of credit and is senior to other debt. It is secured by the $187,000 in Employee Retained Tax Credit due to the Company.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dr. William Casey Fox

Dr. William Casey Fox's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & CEO
Dates of Service: April, 2009 - Present
Responsibilities: Responsible for the general and active management of the business and affairs of the Company and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Position: CTO
Dates of Service: April, 2009 - Present
Responsibilities: Responsible for developing, implementing, managing and evaluating the Company's technology assets and resources.

Position: Director
Dates of Service: April, 2009 - Present
Responsibilities: Responsible for managing and directing the business and affairs of the Company

Name: Nancy R Fox

Nancy R Fox's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO
Dates of Service: April, 2009 - Present
Responsibilities: Financial management

Position: Board Secretary
Dates of Service: April, 2009 - Present
Responsibilities: Attends all meetings of the Board of Directors and all meetings of shareholders and records all of the proceedings of the meetings of the Board of Directors and of the shareholders in a minute book to be kept for that purpose and shall perform like duties for the standing committees when required.

Name: Gary Frashier

Gary Frashier's current primary role is with Management Associates. Gary Frashier currently services <10 hrs hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Board of Directors
Dates of Service: November, 2012 - Present
Responsibilities: Board member

Other business experience in the past three years:

Employer: Management Associates
Title: Principal and President
Dates of Service: January, 2010 - Present
Responsibilities: Consulting firm

Other business experience in the past three years:

Employer: Achillion Pharmaceuticals, Inc. (NASDAQ)
Title: Board Member
Dates of Service: January, 2011 - Present
Responsibilities: Board member

Other business experience in the past three years:

Employer: ViroXis Corporation, Inc.
Title: Director
Dates of Service: January, 2010 - Present
Responsibilities: BoD of Director duties

Name: Jamie Grooms

Jamie Grooms's current primary role is with Retired. Jamie Grooms currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Board of Directors
Dates of Service: December, 2010 - Present
Responsibilities: Board member

Name: Walter Simmons, III DO

Walter Simmons, III DO's current primary role is with South Texas Spinal Clinic. Walter Simmons, III DO currently services 50 hrs hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director Board of Directors
Dates of Service: December, 2017 - Present
Responsibilities: Director

Other business experience in the past three years:

Employer: South Texas Spinal Clinic
Title: Managing Partner
Dates of Service: January, 2000 - Present
Responsibilities: Managing Partner and Clinical

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Oates Spring Holdings LP, Beneficiaries Dr. William Casey Fox and Mrs. Nancy R Fox
Amount and nature of Beneficial ownership: 7,835,000
Percent of class: 50.25

Title of class: Series A Convertible Preferred Stock
Stockholder Name: Oates Spring Holdings LP, Beneficiaries Dr. William Casey Fox and Mrs. Nancy R Fox
Amount and nature of Beneficial ownership: 104,797
Percent of class: 50.25

Title of class: Series B Convertible Preferred Stock
Stockholder Name: Oates Spring Holdings LP, Beneficiaries Dr. William Casey Fox and Mrs. Nancy R Fox
Amount and nature of Beneficial ownership: 1,050,799
Percent of class: 50.25

Title of class: Series C Convertible Preferred Stock
Stockholder Name: Oates Spring Holdings LP, Beneficiaries Dr. William Casey Fox and Mrs. Nancy R Fox
Amount and nature of Beneficial ownership: 1,172,409
Percent of class: 50.25

RELATED PARTY TRANSACTIONS

Name of Entity: Oates Springs Holding, LP, The Casey Fox Trust and Nancy C Fox Trust are Jointly Owned, owned by Casey Fox or owned by Nancy Fox, respectively.

Names of 20% owners: Oates Springs Holdings, LP

Relationship to Company: Both are Founders, Officers and 20% beneficial owners and Casey Fox is a Director.

Nature / amount of interest in the transaction: The Foxes through their Trust and family limited partnership Oates Springs Holdings LP own common and all series of preferred stock, have significant Royalty Debt investments and own over 50% of the company's equity. As employees the Foxes are paid a salary.

Material Terms: See Series A, B and C convertible preferred and Royalty Debt terms. Foxes have royalty debt loans of $893,148.80. Six separate debt investments carries a 10% interest rate with a 10 year term with maturity dates ranging from 5/31/2026 to 4/21/2032. Foxes own 37.85% of the company's equity in common stock, 1.65% in Series A, 6.83% in Series B and 7.5% in Series C. Dr. Fox's salary is $200,000 per year but is taking only $35k per year at this time. Ms. Fox's salary is $125k per year but is taking only $35k per year at this time. Neither Dr. or Ms. Fox participate in the company's stock option plan nor does Dr. Fox receive Board of Director compensation.

Name of Entity: Gary Frashier

Relationship to Company: Director

Nature / amount of interest in the transaction: Purchased and holds .97% of the company's stock in Series A and .13% in Series B.

Material Terms: See Series A and B terms. BoD compensation: Authorized on February 18, 2016 a Board of Director compensation package was approved and consist of: 1. $5k per quarter of service or partial quarter's service which is only earned and obligated upon liquidation and the payment of all debt, accounts payable, and accrued liability and after all investment is returnable to shareholders or from available cash of Metric as Metric can afford under profitable operations resulting in marked positive cash flow. 2. The granting of Service Points of 50,000 per year per independent member for any portion of the year served. (note Service Points are paid only at the liquidation of Metric with each point being paid at the value of a share of commons stock).

Name of Entity: Jamie Grooms

Relationship to Company: Director

Nature / amount of interest in the transaction: Mr. Grooms owns Series A stock and .19% of the company equity.

Material Terms: See Series A terms. BoD compensation: Authorized on February 18, 2016 a Board of Director compensation package was approved and consist of: 1. $5k per quarter of service or partial quarter's service which is only earned and obligated upon liquidation and the payment of all debt, accounts payable, and accrued liability and after all investment is returnable to shareholders or from available cash of Metric as Metric can afford under profitable operations resulting in marked positive cash flow. 2. The granting of Service Points of 50,000 per year per independent member for any portion of the year served. (note Service Points are paid only at the liquidation of Metric with each point being paid at the value of a share of commons stock).

Name of Entity: Dr. Walter Simmons, III

Relationship to Company: Director

Nature / amount of interest in the transaction: Board Compensation

Material Terms: Authorized on February 18, 2016 a Board of Director compensation package was approved and consist of: 1. $5k per quarter of service or partial quarter's service which is only earned and obligated upon liquidation and the payment of all debt, accounts payable, and accrued liability and after all investment is returnable to shareholders or from available cash of Metric as Metric can afford under profitable operations resulting in marked positive cash flow. 2. The granting of Service Points of 50,000 per year per independent member for any portion of the year served. (note Service Points are paid only at the liquidation of Metric with each point being paid at the value of a share of commons stock).

Name of Entity: Nancy Fox

Relationship to Company: Officer

Nature / amount of interest in the transaction: Nancy Fox is providing a revolving line of credit of up to $100,000. Interest is at 5%.

Material Terms: Interest is at 5%. Secured. Senior Debt. Payed upon receipt of ERTC.

OUR SECURITIES

The company has authorized Common Stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and Series C Convertible Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 930,434 of Common Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 16,012,854 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 2,066,075 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 47,221 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 3,132,237 shares to be issued pursuant to stock options issued.

Please see the Company's Amended Certificate of Formation and Designations of Convertible Preferred Stock attached to the Offering Memorandum as Exhibit F for further information regarding specific equity rights and privileges.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends. Subject to statute and the Certificate of Formation and Designations of Convertible Preferred Stock, dividends may be declared by the Board of Directors, in its discretion, at any regular or special meeting, pursuant to law and may be paid in cash, in property or in the Company's own shares.

Series A Convertible Preferred Stock

The amount of security authorized is 4,000,000 with a total of 4,000,000 outstanding.

Voting Rights

On any matter on which they are entitled to vote, holders of the Series A Convertible Preferred Stock are entitled to one vote for each share of Common Stock into which the Series A Convertible Preferred Stock would be converted and shall have the power to vote as a single class with holders of the Company's Common Stock, except as required by the protective provisions and by law. Please see the below Other Material Rights section for further information on voting rights.

Material Rights

Please see the Company's Amended Certificate of Formation and Designations of Convertible Preferred Stock attached to the Offering Memorandum as Exhibit F for further information regarding specific equity rights and privileges.

Dividends. Non-cumulative, non-participating, dividends will be paid on the Series A Convertible Preferred Stock, when and if declared by the Board, in an amount designated by the Board of Directors. Dividend payments are subject to the restrictions and limitations as designated by the Company's Board of Directors.

Voting. The Series A Convertible Preferred shareholders shall the power to vote together with the holders of Common Stock on an as-converted basis, and not as a separate class.

Liquidation Preference. In the event of any liquidation, dissolution, or winding up of the Company, each share of Series A Convertible Preferred Stock that is not converted shall be entitled to be paid out of available distribution assets before any payment to the holders of Common Stock.

Conversion. Holders of Series A Convertible Preferred shares are subject to mandatory conversion provisions and hold the rights to certain optional conversion rights of their shares into shares of Common Stock.

Protective Provisions. So long as any shares of the Series A Convertible Preferred Stock are outstanding, the Company shall not increase or decrease the number of authorized shares of its Common Stock without the consent of the majority of outstanding shares of holders of Common Stock and holders of Series A, B, and C Convertible Preferred Stock (voting as a single class), and a majority of the then-outstanding shares of Common Stock (voting as a separate class).

Series B Convertible Preferred Stock

The amount of security authorized is 3,225,806 with a total of 3,225,806 outstanding.

Voting Rights

On any matter on which they are entitled to vote, holders of the Series B Convertible Preferred Stock are entitled to one vote for each share of Common Stock into which the Series B Convertible Preferred Stock would be converted and shall have the power to vote as a single class with holders of the Company's Common Stock, except as required by the protective provisions and by law. Please see the below Other Material Rights section for further information on voting rights.

Material Rights

Please see the Company's Amended Certificate of Formation and Designations of Convertible Preferred Stock attached to the Offering Memorandum as Exhibit F for further information regarding specific equity rights and privileges.

Dividends. Non-cumulative, non-participating, dividends will be paid on the Series B Convertible Preferred Stock, when and if declared by the Board, in an amount designated by the Board of Directors. Dividend payments are subject to the restrictions and limitations as designated by the Company's Board of Directors.

Voting. The Series B Convertible Preferred shareholders shall the power to vote together with the holders of Series A Convertible Preferred Stock and Common Stock on an as-converted basis, and not as a separate class.

Liquidation Preference. In the event of any liquidation, dissolution, or winding up of the Company, each share of Series B Convertible Preferred Stock that is not converted shall be entitled to be paid out of available distribution assets before any payment to the holders of Common Stock. First, on a pari passu basis with the Series A Convertible Preferred Stock liquidation right at their respective original or adjusted purchase prices, pay one times the Original Purchase Price (as it may be adjusted) on each share of Series B Convertible Preferred. Second, in the event any assets remain available for distribution to shareholders, the Series B Convertible Preferred shall be paid a cash payment up to one times the Original Purchase Price.

Conversion. Holders of Series B Convertible Preferred shares are subject to mandatory conversion provisions and hold the rights to certain optional conversion rights of their shares into shares of Common Stock.

Protective Provisions. So long as any shares of the Series B Convertible Preferred Stock are outstanding, the Company shall not increase or decrease the number of authorized shares of its Common Stock without the consent of the majority of outstanding shares of holders of Common Stock and holders of Series A, B, and C Convertible Preferred Stock (voting as a single class), and a majority of the then-outstanding shares of Common Stock (voting as a separate class).

Series C Convertible Preferred Stock

The amount of security authorized is 2,657,381 with a total of 2,657,381 outstanding.

Voting Rights

On any matter on which they are entitled to vote, holders of the Series C Convertible Preferred Stock are entitled to one vote for each share of Common Stock into which the Series C Convertible Preferred Stock would be converted and shall have the power to vote as a single class with holders of the Company's Common Stock. Please see the below Other Material Rights section for further information on voting rights.

Material Rights

Please see the Company's Amended Certificate of Formation and Designations of Convertible Preferred Stock attached to the Offering Memorandum as Exhibit F for further information regarding specific equity rights and privileges.

Dividends. Non-cumulative, non-participating, dividends will be paid on the Series C Convertible Preferred, when and if declared by the Board, in an amount designated by the Board of Directors. Dividend payments are subject to the restrictions and limitations as designated by the Company's Board of Directors.

Voting. The Series C Convertible Preferred shareholders shall vote together with the Series A Convertible Preferred, Series B Convertible Preferred and Common Stock on an as-converted basis, and not as a separate class.

Liquidation Preference. In the event of any liquidation, dissolution, or winding up of the Company, each share of Series C Convertible Preferred Stock that is not converted shall be entitled to be paid out of available distribution assets before any payment to the holders of Common Stock. First, on a pari passu basis with the Series A and Series B Convertible Preferred liquidation right at their respective original or adjusted purchase prices, pay one times the Original Purchase Price (as it may be adjusted) on each share of Series C Convertible Preferred. Second, in the event any assets remain available for distribution to shareholders, the Series C Convertible Preferred shall be paid a cash payment up to one times the Original Purchase Price.

Conversion. Holders of Series C Convertible Preferred shares are subject to mandatory conversion provisions and hold the rights to certain optional conversion rights of their shares into shares of Common Stock.

Protective Provisions. So long as any shares of the Series C Convertible Preferred Stock are outstanding, the Company shall not increase or decrease the number of authorized shares of its Common Stock without the consent of the majority of outstanding shares of holders of Common Stock and holders of Series A, B, and C Convertible Preferred Stock (voting as a single class), and a majority of the then-outstanding shares of Common Stock (voting as a separate class).

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our assets to include inventory, FDA clearance to market, equipment and existing sales business. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that developing products may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the selling phase for three product lines and in the research and development stage for others. The next development product, the LINK(tm) External Fixator, has had physician design input, engineering Computer Aided Design models created and prototypes built and physician evaluated. Though advanced in development, delays or cost overruns in the development of our LINK(tm) External Fixator and failure of the product to meet our performance estimates or gain FDA clearance to market may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Metric Medical Devices, Inc. was formed on April 9, 2009 though did not receive initial investment or conduct significant business activities for several years. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Metric Medical Devices, Inc. has incurred a net loss and has had limited revenues generated, total sales exceed $10.5 million, since inception. Though Metric Medical Devices, Inc. has a gross profit on sales of over 85% there is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a limited history or sales performance, a growing group of customers, and has achieved $10.5 million in revenue since its inception. If you are investing in this company because you think that Metric Medical Devices, Inc.'s Super Staple(tm), SuperSTEP(tm) staple, Super Scaffold(tm) and developing LINK(tm) External Fixator is a good idea, that the team will be able to successfully market, and sell the products, that we can price them right and sell them to enough peoples so that the Company will succeed investors should be cautious for we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns a trademark, has licensed 13 U.S. Patents with strategic International counterparts and other pending patents and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark, patent and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. Presently, Metric Medical Devices, Inc. has three product lines FDA cleared and available in the US market. The LINK(tm) External Fixator will require FDA clearance to market prior to sales of product. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As a product business selling into hospitals and using internet services to facilitate commerce we may be vulnerable to hackers who may access the data of our investors and companies that we sell to and with. Further, any significant disruption in in the internet or in its computer systems could impede our ability to sell product.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 17, 2024.

Metric Medical Devices, Inc.

By   /s/ *Nancy R. Fox*

    Name: <u>Metric Medical Devices, Inc.</u>

    Title: Secretary-Treasurer

Exhibit A

FINANCIAL STATEMENTS

I, Nancy R Fox (Print Name), the Secretary-Treasurer (Principal Executive Officers) of Metric Medical Devices, Inc. (Company Name), hereby certify that the financial statements of Metric Medical Devices, Inc. (Company Name) and notes thereto for the periods ending December 31, 2021 (first Fiscal Year End of Review) and December 31, 2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Metric Medical Devices, Inc. has not yet field its federal tax return for year 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 29, 2023

Nancy R Fox (Signature)

Sec-Treasurer (Title)

Nancy R Fox (Date)

METRIC MEDICAL DEVICES, INC.
FINANCIAL STATEMENTS
2021 AUDIT REVIEW AND 2022 UNAUDITED

AS OF AND FOR THE YEARS ENDED
December 31, 2021 and 2022

METRIC MEDICAL DEVICES, INC.
Index to Financial Statements
(reviewed and unaudited)

3

METRIC MEDICAL DEVICES
BALANCE SHEETS
DECEMBER 31, 2021 AND 2022
(reviewed and unaudited)

	FY 2021 (Reviewed)	FY 2022 (unaudited)
Assets		
Broadway Bank Checking	$ 6,981.05	$ 72,737.32
Accounts Receivable	$ 81,862.54	$ 250,484.37
Prepaid Assets	$ 19,868.85	$ 19,774.88
Vendor Deposits	$ 5,671.00	$ 7,669.85
StartEngine Deposit Hold	$ -	$ 6,196.85
Office Furniture & Equipment	$ 10,285.55	$ 10,285.55
Hardware	$ 27,169.52	$ 27,169.52
Accum Depreciation	$ (364,274.10)	$ (378,117.39)
Software	$ 38,095.21	$ 38,095.21
Shop/Lab Equipment	$ 26,748.85	$ 26,748.85
Tooling	$ 321,560.05	$ 325,060.05
Staple Inventory	$ 242,163.03	$ 245,980.45
IFS Inventory	$ 94,122.24	$ 68,762.88
WIP Inventory	$ 175,562.38	$ 209,751.13
Trademark	$ 310.82	$ -
Total Assets	**$686,127**	**$930,600**
Liabilities		
Accounts Payable	$ 88,512.21	$ 96,479.18
Royalty Debt Financing	$ 1,413,354.33	$ 1,813,354.33
Royalty Debit Interest Payable	$ 371,592.17	$ 507,118.61
Line of Credit (secured with ERTC)	$ -	$ 100,000.00
LOC Interest Payable	$ -	$ 738.36
Distributor Commission Payable	$ 21,229.98	$ 33,370.27
Sales Tax Collected	$ 1.42	$ 181.11
Accrued Time of Bank	$ 9,596.52	$ 10,323.00
IP Royalty Payable	$ 35,596.40	$ 39,400.41
Total Liabilities	**$ 1,939,883.03**	**$ 2,600,965.27**

Equity				
Initial Equity-Common Stock	$	400.00	$	400.00
Common Stock - SOP Exercised	$	137.25	$	137.25
APIC-Common Stock	$	1,600.00	$	1,600.00
APIC-Common Stock-StartEngine	$	-	$	107,148.95
APIC-Stock Options (Granted)	$	734,375.52	$	734,375.52
APIC-Stock Options (Exercised)	$	351,680.50	$	351,680.50
APIC-Series A Stock	$	2,000,000.00	$	2,000,000.00
APIC-Series B Stock	$	2,999,999.98	$	2,999,999.98
APIC-Series C Stock	$	2,733,733.53	$	2,953,731.98
Retained Earnings	$	(10,075,682.82)	$	(10,819,439.93)
Total Equity	$	(1,253,756.04)	$	(1,670,365.75)
Total Liability & Equity		686,127		930,600

METRIC MEDICAL DEVICES, INC.
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(reviewed and unaudited)

	FY 2021 (Reviewed)	FY 2022 (unaudited)
Income		
Product Sales		
Staple Sales	$ 786,172.96	$ 751,263.04
Step Staple Sales	$ 35,670.00	$ 43,280.00
IFS Sales	$ 92,610.00	$ 180,991.08
Shipping & Handling	$ 210.00	$ 295.00
Total Income	$ 914,662.96	$ 975,829.12
Cost of Sales		
Staple COG	$ 77,792.17	$ 63,438.03
IFS COG	$ 11,826.24	$ 19,385.28
Total Cost of Sales	$ 89,618.41	$ 82,823.31
Gross Profit	$ 825,044.55	$ 893,005.81
Expenses		
Supplies	$ 9,999.12	$ 10,298.81
Travel & Business Meals	$ 1,191.52	$ 112.97
Marketing	$ 91,599.03	$ 81,982.25
Sales	$ 522,249.83	$ 563,820.01
Telephone	$ 3,290.83	$ 3,651.73
IT	$ 10,046.96	$ 5,614.76
Postage	$ 535.48	$ 375.37
Ship/Packing Materials	$ 753.33	$ 687.27
Maintenance	$ 180.00	$ 479.46
Facility Lease	$ 38,400.00	$ 38,400.00
Electricity	$ 3,484.22	$ 4,110.28
COGS/Sales Related Expenses	$ 46,549.42	$ 65,080.46
G&A Wages & Benefits	$ 332,044.94	$ 371,723.53
Miscellaneous	$ (3.31)	$ -
Amortization	$ 372.96	$ 310.82
Inventory Scrap	$ 158,135.18	$ 108,495.76
Consulting Fees	$ -	$ 7,847.94

6

Fees	$	55.00	$	1,967.21
Merchant Fees	$	4,595.02	$	6,533.49
Patent Expenses	$	29,625.69	$	27,277.45
Legal Fees	$	-	$	18,168.52
Accounting Fees	$	13,388.69	$	7,904.23
Device User/Establishment Fees	$	6,658.60	$	6,784.40
Insurances	$	33,860.72	$	30,718.07
R&D expenses	$	93,391.12	$	101,768.38
Property Taxes	$	13,002.36	$	5,585.07
Total Expenses	$	1,413,406.71	$	1,469,698.24
Operating Profit	$	(588,362.16)	$	(576,692.43)
Other Income				
PPP Loan Forgiveness	$	134,850.00	$	-
ERTC Credit	$	-	$	100,032.03
Total Other Income	$	134,850.00	$	100,032.03
Other Expenses				
Entertainment	$	1,042.98	$	-
Royalty Debt Interest Expense	$	159,059.25	$	212,487.19
LOC Interest Expense	$	-	$	738.36
IP Royalty Payments	$	50,000.00	$	50,000.00
StartEngine Issuer Fees	$	-	$	3,868.16
Total Other Expenses	$	210,102.23	$	267,093.71
Net Profit/(Loss)	$	(663,614.39)	$	(743,754.11)

ABC LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2022
((reviewed and unaudited)

	FY 2021 (Reviewed)	FY 2022 (unaudited)
Cash Flow from Operating Activities		
Net Income	$ (663,614.39)	$ (743,754.11)
Accounts Receivable	$ 46,406.49	$ (168,621.83)
Allowance for Bad Debts	$ (6,982.50)	$ -
Prepaid Assets	$ (10,870.35)	$ 93.97
Vendor Deposits	$ (3,643.22)	$ (1,998.85)
StartEngine Deposit Hold	$ -	$ (6,196.85)
Accumulated Depreciation	$ 17,761.70	$ 13,843.29
Tooling	$ (3,930.80)	$ (3,500.00)
Inventory	$ 127,477.57	$ (12,649.81)
Trademark	$ 372.96	$ 310.82
Accounts Payable	$ (18,099.87)	$ 7,966.97
Royalty Debt Financing	$ 200,000.00	$ 400,000.00
Royalty Debt Interest Payable	$ 96,914.63	$ 135,526.44
Line of Credit + Interest	$ -	$ 100,738.36
Distributors Commissions Payable	$ (11,631.32)	$ 12,140.29
Sales Tax Collected	$ (150.37)	$ 179.69
Property Taxes Payable	$ (263.98)	$ -
Accrued Time Off Bank	$ (1,228.44)	$ 726.48
IP Royalty Payable	$ (1,009.57)	$ 3,804.01
Net Cash Flows from Operating Activities	$ (232,491.46)	$ (261,391.13)
Cash Flow from Financing Activities		
APIC-Common Stock-StartEngine	$ -	$ 107,148.95
APIC-Series C Stock	$ 225,641.50	$ 219,998.45
Net Cash Flow from Financing Activities	$ 225,641.50	$ 327,147.40
Net Increase/Decrease for the Period	$ (6,849.96)	$ 65,756.27
Cash at the Beginning of Period	$ 13,831.01	$ 6,981.05
Cash at End of Period	$ 6,981.05	$ 72,737.32

NOTES TO THE FINANCIAL STATEMENTS:

2021 shows Income for the forgiven PPP Loan.

2022 shows $100,032.03 in ERTC monies that have been applied for. The are being worked aggressively by our PEO with the IRS. Unfortunately, because of the size of the PEO the IRS has been stalling on processing. Once the continue catching up on the processing of 2020 and 2021 Quarterly 941 submissions we will be able to apply for another $87k in ERTC (not currently reflected on the books).

IP Royalty Expense has a minimum $50k per year in the agreement.

NOTE 1 – NATURE OF OPERATIONS

Metric Medical Devices, Inc. was formed on April 13, 2009 ("Inception") in the State of Texas. The financial statements of Metric Medical Devices, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Helotes, TX.

Metric Medical Devices, Inc. designs and sells minimally invasive products and technologies for the orthopedic extremity market. Our mission is to become leaders in transforming the musculoskeletal repair standard of care, through the Development and commercialization of bone fixation implants that actively change shape to compress the bone to stimulate bone growth and healing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of products implanted in surgery when (a) persuasive

10

evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Debt consists of short-term Accounts Payable that usually have a net 30. One vendor extends us net 90. The long-term Royalty Debt Financing will not start becoming due until late 2025 (just a few notes in 2025, then it will vary by dates of the notes reaching maturity of 10 years).

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

N/A

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company leases office facilities from the Company's Chair and President and CFO. The lease renews each year in June and the amount is $3,200/month. The Company owes monies for items incurred by the Company's Chairman and President and CFO in the regular course of business. Reimbursement is made as cash flow allows.

The Company Chairman and President and CFO also have related party transactions in the Royalty Debt Financing per note agreement, IP Royalty Expenses per a Technology Agreement, and a Line of Credit that is secured by the receipt of the ERTC funds.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after the December 31, 2022 Balance Sheet. There only event or transactions during this time that would have a material effect on the balance sheet was continuation of the StartEngine Crowdfunding offer that was closed March 21, 2023. Total raise was $486,343.22.

CERTIFICATION

I, Nancy R Fox, Principal Executive Officer of Metric Medical Devices, Inc., hereby certify that the financial statements of Metric Medical Devices, Inc. included in this Report are true and complete in all material respects.

Nancy R Fox

Secretary-Treasurer